UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.) – CALL

GENERAL SHAREHOLDERS´ MEETING

Shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) (CUIT 30-65511620-2) are called to the General Ordinay Shareholders’ Meeting to be held on August 10, 2021 at 10 a.m. on first call and at 11 a.m, in order to consider the following Agenda: 1°) Appointment of two shareholders to approve and sign the Minutes; 2°) Consideration of the management of the regular and alternate directors who resigned from office effective June 30, 2021 (the "Resigning Directors"); 3°) Consideration of the compensation of the Resigning Directors and other directors who served from the beginning of the fiscal year until June 30, 2021 ($23,071,718); 4°) Consideration of the resignations of Mr. José Daniel Abelovich and Mr. Marcelo Fuxman from their positions as regular trustees of the Company and of Mr. Martín Fernández Dussaut and Mr. Noemí Cohn from their positions as alternate trustees of the Company and their remuneration ($1,540,000); 5°) Consideration of the appointment of Regular and Alternate Trustees; 6°) Consideration of the appointment of regular and alternate directors made by the Company's Supervisory Committee on June 30, 2021 and appointment of alternate director; and 7°) Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations. If an in-person meeting were possible, it shall be held in the head office at Avenida del Libertador 6363, ground floor, City of Buenos Aires; otherwise if on the date set for the Meeting, the prohibitions or restrictions on free circulation imposed by existing regulations due to the health emergency situation were still effective, the Meeting shall be remotely held. In such case, and in compliance with and as authorized by General Resolution No. 830/2020 issued by the Argentine Securities and Exchange Commission, it was informed that: (i) the Meeting shall be held on the same date and at the same time originally scheduled, through Microsoft Teams, provided: a) all participants have free access to the Meeting; b) it is possible to participate with vote and voice through simultaneous transmission of sound, images and words during the Meeting, ensuring the principle of equal treatment to all participants; and c) the Meeting is digitally recorded and a digital copy is kept and available. Furthermore, a mechanism shall be implemented for participants and/or their representatives to be readily identified and members of the Supervisory Committee participating in the Meeting shall cause all legal, regulatory and statutory rules to be duly complied with, particularly the minimum requirements provided for in CNV General Resolution No. 830/2020; (ii) the link and the instructions on how to access and join the Meeting shall be shared with the shareholders confirming their participation in the Meeting during the period provided for by law; (iii) Shareholders shall confirm their participation in the Meeting by sending an email to “legales.corporativo@edenor.com” attaching their share certificate digitally issued the Registrar, up to and including August 4, 2021; (iv) Shareholders participating in the Meeting by representative shall send an email to the address above with the relevant authorizing document, duly authenticated and at least five (5) business days prior to the date of the Meeting.

NOTE 1: In accordance with the provisions of General Resolution No. 465/2004 of the Argentine Securities and Exchange Commission, upon registration to attend the Meeting, the following shareholder´s information shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration information in the case of legal entities expressly identifying the Registry where the legal entity is registered and its jurisdiction; domicile -specifying its type. Same information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 2: Shareholders shall appear at or online join the Meeting at least ten (10) minutes in advance to the time scheduled for the Meeting, to provide the relevant powers of attorney and, if applicable, to sign the Meeting Attendance Registry.”

July 7, 2021

The Bank of New York,

101 Barclay Street, New York,

New York 10286

Attention: American Depositary Receipt Administration

Facsimile: +1 (212) 571-3050

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.) – CALL

GENERAL SHAREHOLDERS´ MEETING

Shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) (CUIT 30-65511620-2) are called to the General Ordinay Shareholders’ Meeting to be held on August 10, 2021 at 10 a.m. on first call and at 11 a.m, in order to consider the following Agenda: 1°) Appointment of two shareholders to approve and sign the Minutes; 2°) Consideration of the management of the regular and alternate directors who resigned from office effective June 30, 2021 (the "Resigning Directors"); 3°) Consideration of the compensation of the Resigning Directors and other directors who served from the beginning of the fiscal year until June 30, 2021 ($23,071,718); 4°) Consideration of the resignations of Mr. José Daniel Abelovich and Mr. Marcelo Fuxman from their positions as regular trustees of the Company and of Mr. Martín Fernández Dussaut and Mr. Noemí Cohn from their positions as alternate trustees of the Company and their remuneration ($1,540,000); 5°) Consideration of the appointment of Regular and Alternate Trustees; 6°) Consideration of the appointment of regular and alternate directors made by the Company's Supervisory Committee on June 30, 2021 and appointment of alternate director; and 7°) Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations. If an in-person meeting were possible, it shall be held in the head office at Avenida del Libertador 6363, ground floor, City of Buenos Aires; otherwise if on the date set for the Meeting, the prohibitions or restrictions on free circulation imposed by existing regulations due to the health emergency situation were still effective, the Meeting shall be remotely held. In such case, and in compliance with and as authorized by General Resolution No. 830/2020 issued by the Argentine Securities and Exchange Commission, it was informed that: (i) the Meeting shall be held on the same date and at the same time originally scheduled, through Microsoft Teams, provided: a) all participants have free access to the Meeting; b) it is possible to participate with vote and voice through simultaneous transmission of sound, images and words during the Meeting, ensuring the principle of equal treatment to all participants; and c) the Meeting is digitally recorded and a digital copy is kept and available. Furthermore, a mechanism shall be implemented for participants and/or their representatives to be readily identified and members of the Supervisory Committee participating in the Meeting shall cause all legal, regulatory and statutory rules to be duly complied with, particularly the minimum requirements provided for in CNV General Resolution No. 830/2020; (ii) the link and the instructions on how to access and join the Meeting shall be shared with the shareholders confirming their participation in the Meeting during the period provided for by law; (iii) Shareholders shall confirm their participation in the Meeting by sending an email to “legales.corporativo@edenor.com” attaching their share certificate digitally issued the Registrar, up to and including August 4, 2021; (iv) Shareholders participating in the Meeting by representative shall send an email to the address above with the relevant authorizing document, duly authenticated and at least five (5) business days prior to the date of the Meeting.

NOTE 1: In accordance with the provisions of General Resolution No. 465/2004 of the Argentine Securities and Exchange Commission, upon registration to attend the Meeting, the following shareholder´s information shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration information in the case of legal entities expressly identifying the Registry where the legal entity is registered and its jurisdiction; domicile -specifying its type. Same information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 2: Shareholders shall appear at or online join the Meeting at least ten (10) minutes in advance to the time scheduled for the Meeting, to provide the relevant powers of attorney and, if applicable, to sign the Meeting Attendance Registry.”

In accordance with the Deposit Agreement and in relation to the before mentioned Agenda, the Board of Directors in the meeting held on June 30th, 2021, resolved to propose the shareholders to vote as follows:

As regards the first item of the Agenda: 1) “Appointment of two shareholders to approve and sign the Minutes”: Move the Shareholders´ Meeting to appoint the representatives of Empresa de Energía del Cono Sur S.A., FGS-ANSES and The Bank of New York Mellon to sign the Minutes.

As regards the second item of the Agenda: 2) “Consideration of the management of the regular and alternate directors who resigned from office effective June 30, 2021 (the "Resigning Directors")”: Move Shareholders´ Meeting to approve the management of the regular and alternate directors who resigned from their positions effective June 30, 2021.

As regards the third item of the Agenda: 3°) “Consideration of the compensation of the Resigning Directors and other directors who served from the beginning of the fiscal year until June 30, 2021 ($23,071,718)”: Move Shareholders´ Meeting to approve the nominal amount of $23,071,718 as remuneration for all items to (i) the regular and alternate directors who resigned from their positions effective June 30, 2021 for their duties performed since the beginning of the fiscal year started on January 1, 2021 until the date of their resignation, (ii) Messrs. Ricardo Alejandro Torres and Gustavo Mariani for their duties performed as incumbent directors of the Company since the beginning of the fiscal year started on January 1, 2021 until April 27, 2021.

As regards the fourth item of the Agenda: 4°) “Consideration of the resignations of Mr. José Daniel Abelovich and Mr. Marcelo Fuxman from their positions as regular trustees of the Company and of Mr. Martín Fernández Dussaut and Mr. Noemí Cohn from their positions as alternate trustees of the Company and their remuneration ($1,540,000)”: Move the Shareholders' Meeting to the approval of the resignations of Mr. José Daniel Abelovich and Mr. Marcelo Fuxman from their positions as regular trustees of the Company and of Mr. Martín Fernández Dussaut and Mr. Noemí Cohn from their positions as alternate trustees of the Company and the nominal amount of ($1,540,000) as remuneration for all items to the resigning trustees.

As regards the fifth item of the Agenda: 5°) “Consideration of the appointment of Regular and Alternate Trustees”: Move the Shareholders' Meeting to appoint Mr. Carlos Esteban Cvitanich and Mr. Javier Errecondo as regular trustees of the Company and Mr. Carlos Borgatello and Mr. Federico Matías Ortega Armas as alternate trustees of the Company.

As regards the sixth item of the Agenda: 6°) “Consideration of the appointment of regular and alternate directors made by the Company's Supervisory Committee on June 30, 2021 and appointment of alternate director”: Move the Shareholders' Meeting to ratify the appointment of Messrs. Neil A. Bleasdale, Nicolas Mallo Huergo, Eduardo Vila, Esteban Macek, Edgardo Volosin, Federico Zin, and Mariano Cruz Lucero as regular directors, and Víctor Hugo Quevedo, Mariano Cúneo Libarona, Daniel O. Seppacuercia, Diego Hernan Pino, Sebastián Alvarez and María Teresa Grieco as alternate directors, made by the Supervisory Committee at its meeting held on June 30, 2021. It is also proposed to appoint Pedro Mazer as alternate director.

As regards the seventh item of the Agenda: 7°) “Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations”: Move Shareholders´ Meeting to grant the relevant authorizations to Maria Jose Perez Vanmorlegan, Gabriela Laura Chillari, Sofía de los Ángeles Conti and/or Mariano Miceli to any of them, acting on behalf of the Company, register the resolutions passed by the Shareholders´ Meeting and to carry out any necessary filings and acts before the relevant authorities including, without limitation, any filings to be made before Comisión Nacional de Valores, Argentine Stock Exchange and Markets and Inspección General de Justicia, as applicable.

We hereby instruct you to proceed in accordance with Section 4.07 of the Deposit Agreements.

Best regards,

______________________________

By: Gabriela L. Chillari

Title: Attorney-in-law

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: July 8, 2021